

Mailstop 3233

October 9, 2015

<u>Via E-mail</u>
Stephen G. Williams
Chief Operating Officer
Vistana Signature Experiences, Inc.
9002 San Marco Court
Orlando, Florida 32819

Re: **Vistana Signature Experiences, Inc.**
Amendment No. 2 to Registration Statement on Form 10-12(b)
Filed September 22, 2015
File No. 001-37448

Dear Mr. Williams:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2015 letter

Exhibit 99.1 Preliminary Information Statement

Unaudited Pro Forma Combined Financial Statements, page 64

1.   We note your response to comment 3. Please tell us whether the note payable to Starwood will also reflect anticipated future costs to be incurred by Vistana post-spinoff. In addition, tell us if you intend to include the note payable to Starwood and associated interest expense in your pro forma financial statements.

2.   We note that your pro forma financial statements include adjustments related to, "certain impacts of the various hotel management agreements." Please confirm whether these hotel management agreements are further explained in the last paragraph on page

62. Additionally, ensure that your disclosure in future filings describes your conclusions regarding the inclusion of these agreements in your pro forma financial statements.

Notes to Unaudited Pro Forma Combined Financial Statements, page 72

3. Please explain to us how you calculated the variable component of the royalty fee included in adjustment (F) for each of the periods presented.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jaime John, Accounting Branch Chief, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate &
Commodities